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Note: Currency Exposure Hard / Soft (%) reflects the percentage of FEAUM exposed to each classification of currency. Soft currency exposures include vehicles which are either denominated in a soft (i.e. local) currency or have management fee exposure through the underlying investments where fees are charged on net asset value. Effective Management Fee Rate reflects the LTM management fee revenue divided by the average FEAUM for the past 12 months. Real Estate Effective Mgmt. Fee Rate includes the proforma impact of 100% of VBI and the Bancolombia initiative which is effective at Patria’s 50% and 51% ownership levels, respectively.

Note: Patria will report investment performance for Private Equity and Infrastructure funds/strategies with Total AUM equal to or above $500 million. This table includes funds below that threshold given their disclosure in our reporting since the IPO.

Note: Patria will report investment performance for REITS with AUM in excess of US$75mn. Includes eligible REITs from CSGH acquisition that transferred post-quarter end.

Note: Includes composite investment performance for funds of strategies with or which have reached in the past Total AUM of $500 million or more, and where relevant, a weighted composite of underlying benchmarks

(1) 378,267 shares issued in 4Q23 related to consideration for M&A activity; (2) 1,879,977 shares issued related to consideration for M&A activity and 595,898 shares issued related to personnel compensation; (3) 377,992 shares issued related to M&A activity and 740,634 shares issued related to personnel compensation; (4) For 2Q24, number is based on the best available estimation as of July 31st, 2024

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PATRIA

Patria Investments (Nasdaq: PAX)

2Q24 Earnings Presentation

August 1, 2024

Disclaimer

This presentation may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “indicator,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “could,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, among others. Forward-looking statements appear in a number of places in this presentation and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U.S. Securities and Exchange Commission from time to time, including but not limited to those described under the section entitled “Risk Factors” in our most recent annual report on Form 20-F, as such factors may be updated from time to time in our periodic filings with the United States Securities and Exchange Commission (“SEC”), which are accessible on the SEC’s website at www.sec.gov. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our periodic filings.

This presentation does not constitute an offer of any Patria Fund. We prepared this presentation solely for informational purposes. The information in this presentation does not constitute or form part of, and should not be construed as, an offer or invitation to subscribe for, underwrite or otherwise acquire, any of our securities or securities of our portfolio companies, nor should it or any part of it form the basis of, or be relied on in connection with any contract to purchase or subscribe for any of our securities or any of our portfolio companies nor shall it or any part of it form the basis of or be relied on in connection with any contract or commitment whatsoever.

IFRS Balance sheet and results for the current reporting period are preliminary and unaudited. Due to the closing of certain M&A activity, certain elements of our 2Q24 IFRS balance sheet and IFRS financial results are dependent on the conclusion of financial instruments adjustments (assets and liabilities) and/or completed purchase price allocation for these transactions, which could cause Patria’s audited IFRS balance sheet and net income to differ from the unaudited information reported within this presentation.

We have included in this presentation our Fee Related Earnings (“FRE”) and Distributable Earnings (“DE”), which are non-GAAP financial measures, together with their reconciliations, for the periods indicated. We understand that, although FRE and DE are used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS. Additionally, our calculations of FRE and DE may be different from the calculation used by other companies, including our competitors in the financial services industry, and therefore, our measures may not be comparable to those of other companies.

Patria Reports Second Quarter 2024 Results

August 1, 2024 – Patria Investments Limited (NASDAQ: PAX) today reported its unaudited results for the second quarter ended June 30, 2024

Dividend & Share Repurchase

Patria has declared a quarterly dividend of $0.15 per share to record holders of common stock at the close of business on August 19, 2024. This dividend will be paid on September 9, 2024. Patria also announced its intention to repurchase up to 1.8 million shares over the next 12 months.

Conference Call

Patria will host its second quarter 2024 investor conference call via public webcast on August 1, 2024, at 9:00 a.m. ET. To register, please use the following link: https://edge.media-server.com/mmc/p/7j8v48dx

For those unable to listen to the live broadcast, there will be a webcast replay on the Shareholders section of Patria's website at https://ir.patria.com/

About Patria

Patria is a global alternative asset manager and industry leader in Latin America, with over 35 years of history, combined assets under management of $40.3 billion, and a global presence with offices in 13 cities across 4 continents. Patria aims to provide consistent returns in attractive long-term investment opportunities as the gateway for alternative investments in Latin America. Through a diversified platform spanning Private Equity, Infrastructure, Credit, Real Estate, Public Equities and Global Private Markets Solutions strategies, Patria provides a comprehensive range of products to serve its global client base. Further information is available at www.patria.com

Shareholder Relations Contacts | PatriaShareholderRelations@patria.com

Rob Lee | T: +1 917 769 1611 E: rob.lee.consult@patria.com

Andre Medina | T: +1 917 769 1611 E: andre.medina@patria.com

Patria's Second Quarter 2024 IFRS Results

- IFRS Net Income attributable to Patria was $0.8 million for 2Q24

(US$ in millions)	2Q23	2Q24	YTD 2023	YTD 2024
Revenue from management fees	61.7	72.0	119.4	135.9
Revenue from incentive fees	0.0	1.3	0.1	1.3
Revenue from performance fees (1)	17.5	0.0	32.9	0.0
Revenue from advisory and other ancillary fees	0.5	3.2	1.0	4.5
Taxes on revenue (2)	(2.5)	(1.5)	(3.6)	(2.8)
Revenue from services	77.3	75.0	149.9	138.9
Personnel expenses (3)	(18.6)	(29.6)	(37.0)	(48.0)
Deferred Consideration (4)	(6.8)	(3.5)	(12.9)	(5.9)
Amortization of intangible assets	(5.5)	(6.4)	(10.4)	(12.4)
Carried interest allocation	(5.7)	-	(11.1)	-
General and Administrative expenses	(8.8)	(11.2)	(16.7)	(20.4)
Other income/(expenses) (5)	(4.2)	(16.4)	(12.6)	(23.4)
Share of equity-accounted earnings (6)	0.1	(0.1)	(0.5)	(0.3)
Net financial income/(expense) (7)	0.7	(4.7)	0.5	(5.2)
Income before income tax	28.3	3.2	49.0	23.2
Income tax (8)	7.7	(0.6)	4.6	(4.8)
Net income for the period	36.0	2.6	53.6	18.4
Attributable to:				
Owners of the Parent	35.7	0.8	52.9	16.2
Non-controlling interests (9)	0.3	1.8	0.6	2.2

PATRIA

Throughout this presentation all current period amounts are preliminary and unaudited. Totals may not add due to rounding. See notes and definitions at end of document.



Message from Patria's CEO – Alex Saigh

The second quarter of 2024 was a very busy quarter for Patria as we continued to make solid progress towards our near and long-term goals. Fee Related Earnings reached $40 million, representing year-over-year and sequential growth of 17% and 13%, respectively. We also delivered close to $34 million of Distributable Earnings, or $0.22 per share, and are excited to announce an update to our capital management strategy and our intention to repurchase up to 1.8 million shares over the next twelve months as we look to optimize our capital and maximize returns to our shareholders.

We organically raised $2.2 billion over the first half of 2022 and approximately $5 billion over the last twelve months, and we are confident we are on track towards meeting our $5 billion fundraising target for the year. At the portfolio level, we generated solid investment performance in our private investments which helped mitigate some of the impact from adverse FX movements and declines in several publicly listed shares held in our Private Equity portfolios. Generating strong investment returns for our fund investors remains our primary objective.

Total AUM of over $40 billion and Fee Earning AUM in excess of $31 billion have grown more than 43% and 44% from one year ago, respectively, benefiting from our fund-raising momentum and the closing of several acquisitions, including the acquisition of the abrdn private equity solutions business with $8bn of Fee Earnings AUM. This business forms the base of our new Global Private Markets Solutions vertical, or GPMS, and we are already seeing strong momentum in this newly acquired business as we closed on a $430 million SMA in the quarter and expect a first close on its next commingled fund later this year.

Also, on the M&A front, in July we finished the transition of the Credit Suisse real estate business in Brazil with over $2 billion in Fee Earning AUM and we recently closed on the acquisition Nexus Capital with over $700 million of Fee Earning AUM, which further strengthened our Real Estate platform in Colombia. Finally, today we announced that we concluded our acquisition of the remaining 50% of VBI we did not own, whose Brazilian listed REIT business has more than doubled since we made our initial investment in mid-2022. Pro-forma for the above transactions, our 2Q24 Fee Earning AUM are over $33 billion, with permanent capital growing from insignificant levels at the time of our IPO to over 20%.

We are better positioned than we have ever been to grow our business as we execute on our strategy to be the gateway for alternatives investments in Latin America. The number of investment platforms, strategies, and investment vehicles we offer has grown substantially since our IPO, and our investment verticals now include Private Equity, Infrastructure, Credit, Real Estate, Public Equities and Global Private Markets Solutions. With permanent capital, drawdown funds and SMAs representing over 65% of our Fee Earning AUM, our management fee revenues and Fee Related Earnings are inherently sticky.

To conclude, we remain very comfortable with our 2024 fundraising target of $5 billion, and our FRE targets for 2024 and 2025 of over $170 million and $200-225 million, respectively. Excluding any potential benefit from share repurchases, we are slightly increasing our target for FRE per share for 2024 to $1.10+ (from $1.09) and for 2025 to $1.34 (from $1.33) at the midpoint of the range, as we expect to issue fewer shares to fund M&A and contingent payments. The midpoint of our FRE/share target represents a 21% CAGR since 2021, the year we had our IPO. Importantly, we expect to see accelerating FRE and DE growth in the second half of 2024 and into 2025 as the full weight of our FEAUM growth flows through, and we move past short term headwinds resulting from M&A related financing costs.

As we embark on our next chapter of growth, we look forward to sharing more details with you at our next PAX Investor Day on December 9th.

Patria's Second Quarter 2024 Summary

Financial Measures	▪ Fee Related Earnings ("FRE") of $39.5 million in 2Q24, up 17% and 13% compared to 2Q23 and 1Q24 respectively ▪ Distributable Earnings ("DE") of $33.8 million in 2Q24, compared to $42.3 million in 2Q23 as higher FRE was offset mainly by the absence of Performance Related Earnings ("PRE") and M&A related financing costs ▪ Net Accrued Performance Fees were $436 million as of June 30, 2024, or $2.87 per share, down from $514 million in 1Q24, mainly reflecting changes in FX
Key Business Metrics	▪ Total Assets Under Management ("AUM") of $40.3 billion as of June 30, 2024, up 43% from $28.2 billion one year ago ▪ Fee-Earning AUM ("FEAUM") of $31.1 billion as of June 30, 2024, up 44% from $21.6 billion one year ago ▪ Organic inflows to Total AUM of $1.3 billion in 2Q24 and $4.9 billion over the LTM ▪ Total Deployment in drawdown funds of $204 million in 2Q24 and $838 million over the LTM ▪ Realizations in drawdown funds of $206 million in 2Q24 and $888 million over the LTM
Corporate Actions & Recent Developments	▪ Declared quarterly dividend of $0.15 per common share payable on September 9, 2024 ▪ Announced intention to repurchase up to 1.8 million shares over the next 12 months ▪ Completed the acquisition of abrdn's private equity solutions business ▪ Recently concluded the transfer of Credit Suisse's Brazilian Real Estate business with over $2 billion of FEAUM ▪ Announced and closed post-quarter end the acquisition of Nexus Capital with over $700 million of FEAUM ▪ On August 1st, concluded our acquisition of the remaining 50% of VBI Real Estate we did not own

Patria's Second Quarter 2024 Earnings

- Distributable Earnings ("DE") of $33.8 million in 2Q24, or $0.22 per share

(US$ in millions)	2Q23	2Q24	% Δ	YTD 2023	YTD 2024	% Δ
Management Fees	61.6	70.2	14%	119.1	133.2	12%
(+) Incentive Fees	0.0	1.3		0.1	1.3	
(+) Other Fee Revenues	0.5	2.9		1.0	4.2	
(–) Taxes on Revenues (1)	(1.3)	(1.3)		(2.3)	(2.5)	
(–) Rebates	(1.3)	(2.0)		(2.5)	(4.5)	
Total Fee Revenues	59.5	71.1	20%	115.5	131.7	14%
(–) Personnel Expenses	(16.8)	(20.2)	20%	(33.6)	(36.2)	8%
(–) General and Administrative Expenses	(8.3)	(10.8)	29%	(15.9)	(19.6)	23%
(–) Placement Fees Amortization and Rebates (2)	(0.5)	(0.6)	29%	(0.9)	(1.2)	36%
Fee Related Earnings (FRE)	33.8	39.5	17%	65.0	74.6	15%
FRE Margin (%)	57%	56%		56%	57%	
Realized Performance Fees (After-Tax)	16.4	-		31.9	-	
(–) Carried interest allocation and bonuses (3)	(5.7)	-		(11.1)	-	
Performance Related Earnings (PRE)	10.7	-		20.7	-	
(+) Net financial income/(expense) (4)	0.6	(3.0)		0.6	(4.0)	
Pre-Tax Distributable Earnings	45.1	36.5		86.4	70.6	
(–) Current Income Tax (5)	(2.8)	(2.7)		(3.8)	(5.5)	
Distributable Earnings (DE)	42.3	33.8		82.5	65.1	
DE per Share	0.29	0.22		0.56	0.43	

PATRIA

Throughout this presentation all current period amounts are preliminary and unaudited. Totals may not add due to rounding. See notes and definitions at end of document
For Patria's non-GAAP Income Statement, results for VBI Real Estate and the partnership with Bancolombia are reflected on a proportional consolidation basis to include Patria's 50% and 51% ownership stake on each line item, respectively. In the IFRS Income Statement, results are fully consolidated on each line item and adjusted by non-controlling interest.

Fee Related Earnings ("FRE")


Total Fee Revenues
$59.5
million
+20%
$71.1
million
Operating Expenses
25.6
+23%
31.6
Fee Related Earnings
33.8
+17%
39.5
2Q23
2Q24
FRE Margin
57%
56%


Total Fee Revenues
$115.5
million
+14%
$131.7
million
Operating Expenses
50.5
+13%
57.1
Fee Related Earnings
65.0
+15%
74.6
YTD 2Q23
YTD 2Q24
FRE Margin
56%
57%

- 2Q24 Fee Revenues were $71.1 million, up 20% compared to 2Q23 driven by FEAUM and management fee growth due to net inflows, particularly in credit and real estate, new commitments and deployment in Infrastructure, the impact of the acquisition of the abrdn Private Equity Solutions business in April 2024, and the partnership with Bancolombia which closed in November 2023
- 2Q24 Operating Expenses of $31.6 million were up 23% compared to 2Q23 reflecting the impact of the abrdn acquisition, as well as continued investment in the business
- Fee Related Earnings of $39.5 million in 2Q24 were up 17% compared to 2Q23
- FRE margin of 56% in 2Q24 compared with 57% in 2Q23 mainly reflecting the impact of the lower margin business added by the abrdn acquisition

Net Accrued Performance Fees

- Net Accrued Performance Fees were $436 million on June 30, 2024, down from $514mn in 1Q24
- Decrease in Net Accrued Performance Fees for the quarter were driven mainly by depreciation of local currencies against the U.S. dollar as declines in the share price of our publicly listed companies within Private Equity were substantially offset by positive valuation impacts on private investments in underlying portfolios, particularly in Infrastructure
- The current Net Accrued Performance Fee balance equates to $2.87 per share

Net Accrued Performance Fees (USD in millions)


472
514
(30)
(37)
(11)
3
(2)
436
2Q23
1Q24
PE VI (2019)
PE V (2015)
IS III (2013)
IS IV (2018)
Others2
2Q24
EoP FX US$/BRL 4.82
EoP FX US$/BRL 5.00
EoP FX US$/BRL 5.56

2Q24 Composition by Fund


IS IV
Others2
22
8
IS III
94
US$
436
mn
166
PE V
146
PE VI

Total Assets Under Management

- Total AUM of $40.3 billion as of June 30, 2024, up 43% from $28.2 billion one year ago
- LTM growth was driven by capital inflows of $4.9 billion, together with $11.4 billion of acquisitions and a positive valuation impact of $2.0 billion, partially offset by outflows of $3.9 billion, which included over $1.7 billion of divestments proceeds and dividends across the platform, and negative Foreign Exchange impacts of $2.4bn
- Total AUM is comprised of Fair Value of Investments of $33.3 billion and Uncalled Capital of $7.0 billion as of June 30, 2024


(USD in billions)
Private Equity
Infrastructure
Credit
Real Estate
Public Equities
GPMS
+43%
28.2
2.2
2.1
2.8
4.9
5.0
11.2
40.3
11.8
4.1
2.4
6.1
5.3
10.6
2Q23
2Q24


Fair Value of Investments
9.6
8.5
US$
33.3
bn
2.9
4.0
2.4
5.8
+ Uncalled Capital
2.2
2.1
US$
7.0
bn
0.1
0.3
2.4

Capital Formation

- $1.3 billion of gross organic inflows in 2Q24 across the platform mainly driven by GPMS, Credit and Real Estate
- $2.2 billion of gross organic inflows YTD and $4.9 billion for the LTM diversified across verticals
- Total Capital Formation of $16.3 billion over the LTM including $11.4 billion from acquisitions

PATRIA

See notes and definitions at end of document. Totals may not add due to rounding.

Fee Earning Assets Under Management

- Fee Earning AUM (FEAUM) of $31.1 billion in 2Q24 were up 44% from one year ago driven by $13.3 billion of inflows including $9.9 billion from acquisitions, in addition to $754 million of positive valuation impacts, partially offset by $3.4 billion of outflows and $1.1 billion of negative foreign exchange impacts
- Management Fees of $70.2 million in 2Q24 were up 12% compared to 1Q24 driven by Fee Earning AUM growth, particularly in GPMS due to the impact of the abrdn acquisition


(USD in billions)
Private Equity
Infrastructure
Credit
Real Estate
Public Equities
GPMS
+44%
21.6
1.7
2.1
2.8
4.9
3.4
6.7
31.1
9.5
3.9
2.3
5.8
3.2
6.4
2Q23
2Q24


2Q24 Mgmt. Fee Revenue Breakdown Per Strategy
9.7
5.1
5.0
11.6
12.3
26.5
US$
70.2
mn

See notes and definitions at end of document. Totals may not add due to rounding.

Platform Overview by Asset Class

Asset Class	FEAUM by Structure			Fee Basis	Duration	Currency Exposure Hard / Soft (%)	Effective Mgmt. Fee Rate
Private Equity	$ 6.4 bn	100%	Drawdown Funds	Deployed Capital at Cost	Long-dated & Illiquid	93% | 7%	1.7%
Infrastructure	$ 3.2 bn	92%	Drawdown Funds	Hybrid: Committed/ Deployed at Cost	Long-dated & Illiquid	80% | 20%	1.5%
		8%	Infrastructure Core	Net Asset Value	Permanent Capital	0% | 100%	
Credit	$ 5.8 bn	95%	Open/Evergreen Funds	Net Asset Value	Periodic/Limited Liquidity	72% | 28%	0.8%
		5%	Drawdown Funds	Net Asset Value	Long-dated & Illiquid	0% | 100%	
Real Estate	$ 3.9 bn	84%	REITs	Net Asset Value	Permanent Capital	0% | 100%	0.8%
		16%	Drawdown Funds	Net Asset Value	Long-dated & Illiquid	51% | 49%	
Public Equities	$ 2.3 bn	100%	Open/Evergreen Funds	Net Asset Value	Periodic/Limited Liquidity	4% | 96%	0.8%
GPMS	$ 9.5 bn	18%	Drawdown Funds	Deployed Capital at Cost	Long-dated & Illiquid	100% | 0%	0.6%
		35%	SMAs	Hybrid: Varies by Account	Long-dated & Illiquid	100% | 0%	
		16%	Listed Trust	Net Asset Value	Permanent	100% | 0%	
		14%	Distribution Partnerships	Based on Underlying Fund	Long-dated & Illiquid	100% | 0%	
		13%	Evergreen	Net Asset Value	Periodic/Limited Liquidity	100% | 0%	
		4%	Advisory	Net Asset Value	Periodic/Limited Liquidity	0% | 100%	
Total	$ 31.1 bn					70% | 30%	1.0%

PATRIA

Note: *Currency Exposure Hard / Soft (%)* reflects the percentage of FEAUM exposed to each classification of currency. Soft currency exposures include vehicles which are either denominated in a soft (i.e. local) currency or have management fee exposure through the underlying investments where fees are charged on net asset value. *Effective Management Fee Rate* reflects the LTM management fee revenue divided by the average FEAUM for the past 12 months. Real Estate *Effective Mgmt. Fee Rate* includes the proforma impact of 100% of VBI and the Bancolombia initiative which is effective at Patria's 50% and 51% ownership levels, respectively.

Total AUM Roll Forward

	Private Equity	Infrastructure	Credit	Public Equities	Real Estate	GPMS	Advisory	Total
AUM 1Q24	11,654	5,554	5,978	2,804	3,817	2,160	-	31,966
Acquisitions (1)	-	-	-	-	570	9,482	-	10,052
Inflows (2)	62	102	358	37	142	552	-	1,252
Outflows (3)	(221)	(96)	(219)	(286)	(96)	(488)	-	(1,406)
Valuation Impact	(65)	75	36	(217)	(70)	39	-	(202)
FX	(863)	(330)	(33)	24	(281)	111	-	(1,371)
Funds Capital Variation (4)	44	(8)	15	(0)	50	(70)	-	31
AUM 2Q24	10,610	5,297	6,135	2,362	4,132	11,787	-	40,322

	Private Equity	Infrastructure	Credit	Public Equities	Real Estate	GPMS	Advisory	Total
AUM 2Q23	11,227	4,970	4,913	2,714	1,848	-	2,537	28,209
Reclassifications	-	-	24	85	232	2,196	(2,537)	-
AUM 2Q23	11,227	4,970	4,937	2,798	2,081	2,196	-	28,209
Acquisitions (1)	-	-	-	-	1,934	9,482	-	11,416
Inflows (2)	109	1,071	1,200	505	846	1,146	-	4,877
Outflows (3)	(566)	(562)	(557)	(722)	(406)	(1,076)	-	(3,889)
Valuation Impact	842	384	687	(15)	(12)	148	-	2,033
FX	(1,182)	(428)	(136)	(204)	(370)	(39)	-	(2,358)
Funds Capital Variation (4)	180	(138)	5	-	59	(70)	-	36
AUM 2Q24	10,610	5,297	6,135	2,362	4,132	11,787	-	40,322

PATRIA

See notes and definitions at end of document. Totals may not add due to rounding.

Total FEAUM Roll Forward

	Private Equity	Infrastructure	Credit	Public Equities	Real Estate	GPMS	Advisory	Total
FEAUM 1Q24	6,516	3,334	5,639	2,749	3,791	1,866	-	23,895
Acquisitions (1)	-	-	-	-	479	8,103	-	8,581
Inflows (2)	-	8	356	22	142	317	-	845
Outflows (3)	(43)	(8)	(223)	(286)	(84)	(787)	-	(1,432)
Valuation Impact	-	8	51	(215)	(166)	53	-	(269)
FX and Other	(57)	(101)	(53)	23	(297)	(68)	-	(553)
FEAUM 2Q24	6,417	3,240	5,770	2,293	3,864	9,483	-	31,067

	Private Equity	Infrastructure	Credit	Public Equities	Real Estate	GPMS	Advisory	Total
FEAUM 2Q23	6,708	3,404	4,898	2,716	1,891	-	1,956	21,573
Reclassifications	-	-	24	85	177	1,670	(1,956)	0
FEAUM 2Q23	6,708	3,404	4,922	2,800	2,068	1,670	-	21,573
Acquisitions (1)	-	-	-	-	1,842	8,103	-	9,945
Inflows (2)	53	504	868	434	771	677	-	3,307
Outflows (3)	(265)	(597)	(502)	(709)	(403)	(897)	-	(3,374)
Valuation Impact	0	44	654	(28)	0	83	-	754
FX and Other	(78)	(115)	(172)	(205)	(416)	(152)	-	(1,138)
FEAUM 2Q24	6,417	3,240	5,770	2,293	3,864	9,483	-	31,067

See notes and definitions at end of document. Totals may not add due to rounding.

Investment Performance - Drawdown Funds

(in Thousands, Except Where Noted)	Committed Capital	Deployed + Reserved	Total Invested	Unrealized Investments	Realized Investments	Total Value		Net Returns	
Fund (Vintage)	Total (USD)	%	Value (USD)	Value (USD)	Value (USD)	Value (USD)	Gross MOIC (USD)	Net IRR (USD)	Net IRR (BRL)
Private Equity									
PE I (1997)	234,000	Divested	163,812	-	278,480	278,480	1.7x	4%	7%
PE II (2003)	50,000	Divested	51,648	-	1,053,625	1,053,625	20.4x	92%	75%
PE III (2007)	571,596	Divested	616,657	596	1,193,694	1,194,290	1.9x	8%	19%
PE IV (2011)	1,270,853	115%	1,247,830	1,142,781	287,708	1,430,490	1.1x	-1%	6%
PE V (2015)	1,807,389	115%	1,555,182	2,737,083	487,899	3,224,982	2.1x	11%	17%
PE VI (2019)	2,689,666	106%	1,861,342	3,157,542	42,604	3,200,145	1.7x	15%	18%
PE VII (2022)	1,179,148	Fundraising	457,641	497,538	-	497,538	1.1x	n/m	n/m
Total Private Equity	7,802,652		5,954,113	7,535,541	3,344,010	10,879,550	1.8x	11%	16%
Infrastructure									
Infra II (2010)	1,154,385	102%	997,679	249,988	941,023	1,191,012	1.2x	0%	10%
Infra III (2013)	1,676,237	116%	1,306,477	872,723	2,139,975	3,012,697	2.3x	12%	21%
Infra IV (2018)	1,941,000	112%	1,105,649	1,490,434	21,904	1,512,338	1.4x	10%	15%
Infra V (2023)	1,079,805	Fundraising	n/m	n/m	n/m	n/m	n/m	n/m	n/m
Total Infrastructure	5,851,427		3,409,805	2,613,145	3,102,902	5,716,047	1.7x	6%	15%

PATRIA

Note: Patria will report investment performance for Private Equity and Infrastructure funds/strategies with Total AUM equal to or above $500 million. This table includes funds below that threshold given their disclosure in our reporting since the IPO.

Investment Performance - REITs

As of Jun 24

Ticker	Fund Name	Strategy	Inception Year	Functional Currency	AUM M (Functional Currency)	AUM M (USD)	Returns in local currency - Since Inception: Total Return (Annualized)	Market Comparison	IFIX (BR) / IPC(COL) (Annualized)
HGLG11	PÁTRIA LOG FII	Logistics	2011	BRL	5,479	986	14.7%	IFIX	9.5%
LVBI11	VBI LOGISTICO FII	Logistics	2018	BRL	1,799	324	12.1%	IFIX	7.1%
PVBI11	VBI PRIME PROPERTIES FII	Office	2020	BRL	2,503	450	5.1%	IFIX	5.4%
HGRE11	PÁTRIA REAL ESTATE FII	Office	2009	BRL	1,410	254	10.4%	IFIX	9.4%
HGPO11	PÁTRIA PRIME OFFICES FII	Office	2010	BRL	543	98	17.1%	IFIX	9.4%
TRNT11	TORRE NORTE	Office	2001	BRL	433	78	8.2%	IFIX	9.4%
HGCR11	PÁTRIA RECEBÍVEIS IMOBILIÁRIOS FII	Receivables	2010	BRL	1,616	291	12.8%	IFIX	9.4%
CVBI11	VBI CRÉDITO IMOBILIARIO FII	Receivables	2019	BRL	1,035	186	13.5%	IFIX	4.9%
HGRU11	PÁTRIA RENDA URBANA FII	Street Retail	2018	BRL	2,386	429	14.5%	IFIX	6.1%
RVBI11	VBI REITS FOF FII	FoF	2020	BRL	753	136	4.1%	IFIX	2.1%
n/a	FONDO INMOBILIARIO COLOMBIA	Diversified	2008	COP	5,348,804	1,289	15.0%	IPC	4.8%

PATRIA

Note: Patria will report investment performance for REITS with AUM in excess of US$75mn. Includes eligible REITs from CSGH acquisition that transferred post-quarter end.

Investment Performance - Credit & Public Equities

Asset Class	Strategy	Functional Currency	Strategy AUM (USD Mn)	YTD	Compounded Annualized Net Returns				Excess Return Since Incept.
					1yr	3yr	5yr	Since Incep.	
Credit	Latam High Yield (2000)	USD	3,770	6.9%	17.0%	6.7%	5.3%	11.0%	370 bps
	Benchmark: CEMBI Broad Div Latam HY			6.2%	14.4%	3.6%	4.3%	7.3%	
	Latam Local Currency Debt (2009)	USD	824	-4.7%	2.4%	6.7%	3.0%	4.2%	133 bps
	Benchmark: GBI Broad Div Latam			-8.3%	-3.2%	4.0%	1.6%	2.8%	
	Chilean Fixed Income (2012)	CLP	702	6.4%	13.0%	11.5%	7.2%	9.0%	211 bps
	Benchmark: Chilean Fixed Income Index			1.9%	4.7%	7.8%	4.8%	6.9%	
Public Equities	Latam Equities (2008)	USD	1,005	-17.6%	-11.9%	-5.1%	0.2%	2.6%	204 bps
	Benchmark: Latam Equities Index			-16.1%	-7.9%	-0.3%	0.1%	0.6%	
	Chilean Equities (1994)	CLP	937	6.9%	13.6%	17.7%	5.3%	13.3%	518 bps
	Benchmark: Chilean Equities Index			2.5%	12.3%	14.8%	3.5%	8.1%	

PATRIA

Note: Includes composite investment performance for funds of strategies with or which have reached in the past Total AUM of $500 million or more, and where relevant, a weighted composite of underlying benchmarks

PATRIA

Reconciliations and Disclosures

Share Summary

(US$ in millions)	2Q23	3Q23	4Q23[1]	1Q24[2]	2Q24[3]
Class A Common Shares	54,930,241	54,930,241	55,308,508	57,784,383	58,863,009
Class B Common Shares	92,945,430	92,945,430	92,945,430	92,945,430	92,945,430
Total Shares Outstanding	147,875,671	147,875,671	148,253,938	150,729,813	151,808,439

	1Q24	2Q24
+ Shares issued post-quarter and eligible for dividend[4]	1,078,626	1,206,168
= Total shares outstanding eligible for quarterly dividend	151,808,439	153,014,607

PATRIA

(1) 378,267 shares issued in 4Q23 related to consideration for M&A activity; (2) 1,879,977 shares issued related to consideration for M&A activity and 595,898 shares issued related to personnel compensation; (3) 377,992 shares issued related to M&A activity and 740,634 shares issued related to personnel compensation; (4) For 2Q24, number is based on the best available estimation as of July 31st, 2024

Patria's Earnings – 5 Quarter View

(US$ in millions)	2Q23	3Q23	4Q23	1Q24	2Q24
Management Fees	61.6	61.7	64.7	62.9	70.2
(+) Incentive Fees	0.0	0.0	3.9	(0.1)	1.3
(+) Other Fee Revenues	0.5	1.1	0.7	1.3	2.9
(–) Taxes on Revenues (1)	(1.3)	(1.2)	(1.4)	(1.2)	(1.3)
(–) Rebates	(1.3)	(2.3)	(1.7)	(2.5)	(2.0)
Total Fee Revenues	59.5	59.3	66.1	60.6	71.1
(–) Personnel Expenses	(16.8)	(14.0)	(12.4)	(16.0)	(20.2)
(–) Administrative Expenses	(8.3)	(8.9)	(6.5)	(8.8)	(10.8)
(–) Placement Fees Amortization (2)	(0.5)	(0.5)	(0.5)	(0.6)	(0.6)
Fee Related Earnings (FRE)	33.8	36.0	46.7	35.1	39.5
FRE Margin (%)	57%	61%	71%	58%	56%
Realized Performance Fees (After-Tax)	16.4	0.3	40.6	-	-
(–) Carried interest allocation and bonuses (3)	(5.7)	(0.1)	(14.0)	-	-
Performance Related Earnings (PRE)	10.7	0.2	26.6	-	-
(+) Net financial income/(expense) (4)	0.6	0.4	(0.1)	(1.0)	(3.0)
Pre-Tax Distributable Earnings	45.1	36.5	73.1	34.1	36.5
(–) Current Income Tax (5)	(2.8)	(3.2)	(2.6)	(2.8)	(2.7)
Distributable Earnings (DE)	42.3	33.3	70.6	31.3	33.8
DE per Share	0.29	0.23	0.48	0.21	0.22
Additional Metrics					
Total Assets Under Management	28,209	28,411	31,843	31,966	40,322
Fee-Earning Assets Under Management	21,573	21,457	23,900	23,895	31,067

PATRIA

Throughout this presentation all current period amounts are preliminary and unaudited. Totals may not add due to rounding. See notes and definitions at end of document.

Reconciliation of IFRS to Non-GAAP Measures

(US$ in millions)	2Q23	3Q23	4Q23	1Q24	2Q24
Management Fees	61.6	61.7	64.7	62.9	70.2
(+) Incentive Fees	0.0	0.0	3.9	(0.1)	1.3
(+) Other Fee Revenues	0.5	1.1	0.7	1.3	2.9
(–) Taxes on Revenues	(1.3)	(1.2)	(1.4)	(1.2)	(1.3)
(–) Rebates	(1.3)	(2.3)	(1.7)	(2.5)	(2.0)
Total Fee Revenues	59.5	59.3	66.1	60.6	71.1
(–) Personnel Expenses	(16.8)	(14.0)	(12.4)	(16.0)	(20.2)
(–) Administrative Expenses	(8.3)	(8.9)	(6.5)	(8.8)	(10.8)
(–) Placement Fees Amortization	(0.5)	(0.5)	(0.5)	(0.6)	(0.6)
Fee Related Earnings (FRE)	33.8	36.0	46.7	35.1	39.5
Realized Performance Fees (After-Tax)	16.4	0.3	40.6	0.0	0.0
(–) Carried interest allocation and bonuses	(5.7)	(0.1)	(14.0)	0.0	0.0
Performance Related Earnings (PRE)	10.7	0.2	26.6	0.0	0.0
(+) Net financial income/(expense)	0.6	0.4	(0.1)	(1.0)	(3.0)
Pre-Tax Distributable Earnings	45.1	36.5	73.2	34.1	36.5
(–) Current Income Tax	(2.8)	(3.2)	(2.6)	(2.8)	(2.7)
Distributable Earnings (DE)	42.3	33.3	70.6	31.3	33.8
(-) Deferred Taxes (1)	10.6	4.0	0.7	(0.9)	3.0
(-) Amortization of intangible assets from acquisition (2)	(4.7)	(4.8)	(5.0)	(5.1)	(4.6)
(-) Equity-based and long-term compensation (3)	(0.5)	(1.1)	(12.4)	(0.8)	(7.0)
(-) Deferred and contingent consideration (4)	(8.7)	(7.7)	9.3	(5.8)	(10.0)
(-) Other transaction costs (5)	2.1	(3.4)	(8.5)	(3.6)	(12.5)
(-) Derivative financial instrument gains/(losses) (6)	(3.4)	(2.9)	(7.3)	(0.8)	1.3
(-) SPAC expenses and transaction costs (7)	(3.3)	(0.2)	(0.2)	(0.2)	(0.4)
(-) Unrealized financial income/expense (8)	1.3	1.2	(0.1)	1.3	(2.9)
Net income for the period (9)	35.7	18.5	47.0	15.4	0.8

PATRIA

Throughout this presentation all current period amounts are preliminary and unaudited. Totals may not add due to rounding. See notes and definitions at end of document.

IFRS Balance Sheet

(US$ in millions)	31-Dec-23	30-Jun-24
Assets		
Cash and cash equivalents (1)	16.1	28.9
Client funds on deposit	17.1	21.7
Short term investments	204.5	70.1
Accounts receivable (2)	123.3	118.2
Project advances	17.6	16.4
Other assets (3)	11.8	20.2
Recoverable taxes	3.9	4.8
Other financial instruments (6)	3.2	23.0
Current Assets	397.5	303.3
Accounts receivable (2)	14.9	14.7
Deferred tax assets (4)	15.5	18.0
Project advances	2.0	1.8
Other assets (3)	3.8	60.6
Long term investments (5)	57.7	48.6
Investments in associates	0.9	0.8
Property and equipment	28.2	27.7
Intangible assets (7)	487.0	693.5
Other financial instruments (6)	-	7.9
Non-current assets	610.0	873.6
Total Assets	1,007.5	1,176.9

	31-Dec-23	30-Jun-24
Liabilities and Equity		
Client funds payable	17.1	21.7
Consideration payable on acquisition (8)	59.1	110.4
Personnel and related taxes (9)	28.7	18.2
Taxes payable	3.9	4.8
Carried interest allocation (10)	9.4	8.8
Other financial instruments	0.3	20.7
Commitment subject to possible redemption (11)	187.4	52.3
Gross obligation under put option (12)	81.6	69.8
Other liabilities	10.0	33.7
Loans (13)	-	28.3
Current Liabilities	397.5	368.7
Gross obligation under put option (12)	11.3	11.1
Consideration payable on acquisition (8)	42.9	74.7
Carried interest allocation (10)	18.5	8.5
Personnel liabilities (9)	2.9	0.4
Deferred tax liabilities	-	2.9
Other liabilities	13.0	56.8
Loans (13)		148.8
Other financial instruments		4.8
Non-current Liabilities	88.6	308.0
Total Liabilities	486.1	676.7
Capital	0.0	0.0
Additional paid-in capital	500.7	553.4
Performance Share Plan (14)	3.0	9.1
Retained earnings	50.8	(19.5)
Cumulative translation adjustment	(12.0)	(29.8)
Equity attributable to the owners of the parent	542.5	513.2
Non-controlling interests	(21.1)	(13.0)
Equity	521.4	500.2
Total Liabilities and Equity	1,007.5	1,176.9

PATRIA

Throughout this presentation all current period amounts are preliminary and unaudited. Includes estimate of opening balance related to the GPMS acquisition from abrdn. Totals may not add due to rounding. See notes and definitions at end of document

Notes

Notes to Page 4 – Patria's Second Quarter 2024 IFRS Results

(1) Performance fees determined in accordance with the funds offering documents and/or agreements with Limited Partners, based on the expected value for which it is highly probable that a significant reversal will not occur
(2) Taxes on revenue represent taxes on services in some of the countries where Patria operates
(3) Personnel expenses consist of fixed compensation costs composed of salaries and wages, rewards and bonuses, social security contributions, payroll taxes and short- and long-term benefits
(4) Deferred consideration is accrued for services rendered during retention period of employees from acquired businesses
(5) Includes share issuance expenses related to the Initial Public Offering concluded on March 14, 2022, of Patria Latin American Opportunity Acquisition Corp. (ticker PLAO), a Special Purposes Acquisition Company ("SPAC"), and other acquisition related transaction costs including M&A expenses, unwinding of considerations payable and gross obligations under put options on acquired business
(6) Includes earnings and amortization on intangible assets from investments in associates
(7) Mainly composed by the fair value adjustments from: long-term investments, derivative financial instruments and foreign exchange variances
(8) Income tax includes both current and deferred tax expenses for the period
(9) Represents the non-controlling interest in Patria's subsidiaries

Notes to Pages 7 – Patria's Second Quarter 2024 Earnings and Page 20 – Patria's Earnings – 5 Quarter View

(1) Taxes on revenue have been adjusted from the comparable line in our IFRS results to remove Taxes on Realized Performance Fees which are excluded from Patria's Fee Related Earnings
(2) Placement Fees amortization are recorded on an accrual basis and amortized over the terms of the respective investment funds
(3) Performance fee payable to carried interest vehicle have been deducted from performance related earnings
(4) Net financial income/(expense) includes share of equity-accounted earnings and realized gains/(losses) on financial instruments
(5) Current Income Tax represents tax expenses based on each jurisdiction's tax regulations

Notes

Notes to page 9 – Net Accrued Performance Fees

(1) Others include Private Equity funds III, Infrastructure fund II, Moneda Alturas II and Kamaroopin´s legacy Growth Equity fund

Notes to page 13 – Total AUM Roll Forward

(1) Acquisitions reflects the Total AUM for acquired entities as of the end of the quarterly period in which the transaction closed. Impacts to Total AUM in subsequent periods are reflected on the relevant roll forward line items
(2) Inflows generally reflects fundraising activity in the period
(3) Outflows generally reflects divestment activity in our drawdown funds, dividends, and redemption activity in funds that offer periodic liquidity
(4) Funds Capital Variation generally reflects the change in cash-on-hand balances at the fund level during the period. This includes but is not limited to: (i) amounts called from limited partners which has not yet been invested, (ii) amounts received from asset sales which has not yet been distributed to limited partners and (iii) amounts used to pay down capital call financing facilities and (iv) funds received from financing activities at fund level that has been distributed to limited partners

Notes to page 14 – Total FEAUM Roll Forward

(1) Acquisitions reflects the Fee Earning AUM for acquired entities as of the end of the quarterly period in which the transaction closed. Impacts to Fee Earning AUM in subsequent periods are reflected on the relevant roll forward line items
(2) Inflows reflects increases in the management fee basis of our funds related to fundraising, new subscriptions, or deployment dependent on the individual fee terms of each fund
(3) Outflows reflects decreases to the management fee basis of our funds related to divestment activity or a contractual basis stepdown in drawdown funds, redemption activity in funds that offer periodic liquidity, and dividends in certain funds with fees based on NAV.

Notes

Notes to Page 21 – Reconciliation of IFRS to Non-GAAP Measures

(1) Deferred Taxes are temporary taxable differences mostly from non-deductible employee profit sharing expenses, performance fees and quarterly revaluation of derivatives (IFRS note "Income Tax Expenses")
(2) Amortization of businesses acquisition costs allocated to intangibles assets, such as contractual rights, customers relationship, and brands
(3) Expenses with equity-based compensation and long-term employee benefits from acquired businesses. Includes IPO's Share based incentive plan, and legacy Strategic Bonus from acquired business
(4) Expenses for acquisition costs accruals. (i) Deferred consideration is accrued over retention period of key management from acquired businesses. (ii) Contingent consideration is the fair value adjustment of earn-out payables.
(5) Non-recurring expenses associated with business acquisitions and restructuring
(6) Unrealized gains and losses on warrants issued by the SPAC and option arrangements from acquisition-related transactions
(7) SPAC's expenses are excluded from Distributable Earnings
(8) Unrealized gains and losses on financial instruments and unrealized exchange variation.
(9) Reflects net income attributable to owners of the Parent

Notes to Page 22 – IFRS Balance Sheet Results

(1) The balance includes trust account of Patria Latin American Opportunity Acquisition Corp. (ticker PLAO), a Special Purposes Acquisition Company ("SPAC")
(2) Current and non-current accounts receivable mainly related to management and performance fees
(3) Other assets mainly composed by working capital movements related to prepaid expenses and advances.
(4) Deferred Taxes are temporary taxable differences mostly from non-deductible employee profit sharing expenses, performance fees and quarterly revaluation of derivatives
(5) The long-term investments includes GP commitments into the funds
(6) Includes derivative financial instruments from acquisition related activity as well as energy trading contracts
(7) Primarily composed of goodwill, non-contractual customer relationships and brands from business acquisitions and their amortization
(8) The payable amounts relate to purchase consideration payable for business acquisitions, which include amounts contingent to the business performance over a specific period of time as well as deferred considerations payable to employees of acquired businesses
(9) Primarily composed of employee profit sharing and short-term employee benefits
(10) Reflects 35% of performance fees receivable to be paid to a carried interest vehicle when the carried interests are collected from the funds
(11) Liabilities related to SPAC for warrants (ticker PLAOW) and redeemable SPAC Class A ordinary shares (PLAO)
(12) Gross obligation related to option arrangements from acquisition-related activity of businesses
(13) Loans include credit facilities utilized as well as accrued interest recognized on outstanding loan balances
(14) Reflects the shares issued attributable to the share-based incentive plans in place

Definitions

- **Distributable Earnings (DE)** is used to assess our performance and capabilities to distribute dividends to shareholders. DE is calculated as FRE deducted by current income tax expense, plus net realized performance fees, net financial income/(expenses). DE is derived from and reconciled to, but not equivalent to, its most directly comparable IFRS measure of net income.
- **Drawdown Funds** are illiquid, closed-end funds in which upfront capital commitments are allocated to investments, and funded through capital calls from limited partners over the contractual life of the fund, which typically ranges from 10-14 years.
- **Fee Earning Assets Under Management (FEAUM)** is measured as the total capital managed by us on which we derive management fees as of the reporting date. Management fees are based on "net asset value," "adjusted cost of all unrealized portfolio investments," "capital commitments," or "invested capital" plus "reserved capital" (if applicable), each as defined in the applicable management agreement.
- **Fee Related Earnings (FRE)** is a performance measure used to assess our ability to generate profits from revenues that are measured and received on a recurring basis. FRE is calculated as management, incentive and other fee revenues, net of taxes, less personnel and administrative expenses, amortization of placement agents and rebate fees, adjusted to exclude the impacts of equity-based compensation and non-recurring expenses.
- **Gross MOIC** represents the Gross Multiple on Invested Capital and is calculated as the total fair value of investments (realized and unrealized), divided by total invested capital.
- **Incentive Fees** are realized performance-based fees which are measured and received on a recurring basis, and not dependent on realization events from the underlying investments.
- **Net Accrued Performance Fees** represent an accrued balance of performance fees, which if each eligible investment vehicle were liquidated on the reporting date at current valuations, would be recognized as Performance Related Earnings.
- **Net IRR** represents the cash-weighted internal rate of return on limited partner invested capital, based on contributions, distributions and unrealized fair value as of the reporting date, after the impact of all management fees, expenses and performance fees, including current accruals. Net IRR is calculated based on the chronological dates of limited partner cash flows, which may differ from the timing of actual investment cash flows for the fund.
- **Pending FEAUM** refers to committed capital that is eligible to earn management fees but is not yet activated per the basis defined in the applicable management agreement.
- **Performance Related Earnings (PRE)** refer to realized performance fees (net of related taxes) less realized performance fee compensation allocated to our investment professionals. We earn performance fees from certain of our drawdown funds, representing a specified allocation of profits generated on eligible third-party capital, and on which the general partner receives a special residual allocation of income from limited partners in the event that specified return hurdles are achieved by the fund.
- **Total Assets Under Management (Total AUM)** refers to the total capital funds managed or advised by us *plus* the investments directly made by others in the invested companies when offered by us as co-investments. In general, Total AUM equals the sum of (i) the fair value of the investments of each one of the funds and co-investments; and (ii) uncalled capital, which is the difference between committed and called capital.